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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE WESTWOOD GROUP, INC.
                            (Name of Subject Company)

                            THE WESTWOOD GROUP, INC.
                        (Name of Filing Person (Issuer))

                          COMMON STOCK, $.01 PAR VALUE
                      CLASS B COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                           961754 10 8 (COMMON STOCK)
                      (CUSIP Number of Class of Securities)


                                RICHARD P. DALTON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               190 V.F.W. PARKWAY
                           REVERE, MASSACHUSETTS 02151
                                 (781) 284-2600
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                         Francis J. Feeney, Jr., Esquire
                                Nixon Peabody LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                        Telephone Number: (617) 345-1000

                            CALCULATION OF FILING FEE

          -------------------------------------------------------------
    TRANSACTION VALUATION*                            AMOUNT OF FILING FEE

================================================================================

          -------------------------------------------------------------

 * Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          AMOUNT PREVIOUSLY PAID:          Not applicable.
          FORM OR REGISTRATION NO.:        Not applicable.
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          FILING PARTY:                    Not applicable.
          DATE FILED:                      Not applicable.

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

The following relates solely to preliminary communications made before the commencement of an anticipated tender offer by The Westwood Group, Inc. ("Westwood Group"):

The Westwood Group is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Westwood Group's Certificate of Incorporation pursuant to which each share of Common Stock, par value $.01 per share, authorized immediately prior to the effectiveness of the proposed amendment will be reclassified into one-five hundredth of one fully paid and non-assessable share of Common Stock, par value $.01 per share, so that every 500 shares of Common Stock issued immediately prior to the effectiveness of the amendment will be combined together to form one full share of Common Stock, par value $.01. At the effective time of the proposed amendment, each share of Class B Common Stock, par value $.01 per share, authorized immediately prior to the effectiveness of the amendment will be reclassified into one-five hundredth of one fully paid and non-assessable share of Class B Common Stock, par value $.01 per share, so that every 500 shares of Class B Common Stock authorized immediately prior to the effectiveness of the amendment will be combined together to form one full share of Class B Common Stock, par value $.01. The Westwood Group will make a cash payment of $4.00 per share to record holders of less than 500 shares of the Common Stock or Class B Common Stock immediately prior to the effectiveness of the amendment. Certificates for fractional shares of Common Stock and Class B Common Stock will be issued following the reverse stock split to holders of greater than 500 shares of either Common Stock or Class B Common Stock immediately prior to the effectiveness of the amendment.


Assuming the completion of the reverse stock split and termination of the Westwood Group's public company status, the Westwood Group intends to promptly initiate a tender offer for up to an aggregate of 21,000 pre-reverse stock split shares of its Common Stock and up to an aggregate of 3,500 pre-reverse stock split shares of its Class B Common Stock. The proposed tender offer is described in the Westwood Group's Preliminary Proxy Statement filed with the Securities and Exchange Commission on December 5, 2003, which is filed as Exhibit 99.1.


THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES. IF A TENDER OFFER IS COMMENCED, THE SOLICITATION AND THE OFFER TO BUY THE WESTWOOD GROUP'S COMMON STOCK WILL BE MADE PURSUANT TO AN OFFER TO PURCHASE (AND RELATED MATERIALS) WHICH WILL BE SENT TO ALL WESTWOOD GROUP STOCKHOLDERS. THE OFFER TO PURCHASE WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ BY STOCKHOLDERS. IN CONNECTION WITH SUCH TENDER OFFER, A STATEMENT ON SCHEDULE TO, WHICH WILL INCLUDE THE OFFER TO PURCHASE AND OTHER EXHIBITS, WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). ALL DOCUMENTS FILED WITH THE SEC CAN BE EXAMINED FOR FREE AT THE SEC WEB SITE (HTTP://WWW.SEC.GOV.). THEY ARE ALSO AVAILABLE WITHOUT CHARGE BY SENDING
A WRITTEN REQUEST TO THE WESTWOOD GROUP AT 190 V.F.W. PARKWAY, REVERE, MA 02151,
ATTENTION: PRESIDENT.

ITEM 12. EXHIBITS.

EXHIBIT NO.    DESCRIPTION
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99.1           AMENDMENT NO. 3 TO THE WESTWOOD GROUP, INC.'S PRELIMINARY PROXY
               STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE
               ACT OF 1934 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
               December 5, 2003.


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                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
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99.1           AMENDMENT NO. 3 TO THE WESTWOOD GROUP, INC.'S PRELIMINARY PROXY
               STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE
               ACT OF 1934 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
               December 5, 2003.